Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                      ACINDAR ARGENTINE STEEL INDUSTRY INC.
                 (Translation of Registrant's name into English)



                            Estanislao Zeballos 2739
                                B1643AGY - Beccar
                            Province of Buenos Aires
                                    Argentina
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  X  Form 40-F
                      ---           ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)


                                 April 11, 2003

             Acindar Launches Tender Offer for its 11 1/4% Notes due 2004 and certain of its U.S. Dollar Denominated Indebtedness

         BUENOS AIRES, April 10 - Acindar Industria Argentina de Aceros S.A., a corporation (sociedad anonima) organized under the laws of the Republic of Argentina (the "Company" or "Acindar"), today announced that it is commencing an offer to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 10, 2003 (the "Offer to Purchase") and in the related letter of transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer") its 11 1/4% Notes due 2004 (the "Notes") and certain of its U.S. dollar denominated indebtedness including indebtedness held by, among others, the International Finance Corporation and commercial banks ("Dollar Debt"), for an aggregate purchase price of up to U.S.$20 million (the "Offer Amount").

         The purchase price for each U.S.$1,000 principal amount of Notes or Dollar Debt will be determined pursuant to a modified dutch auction procedure in which a holder of Notes or Dollar Debt (each a "Holder") may tender such Notes or Dollar Debt at prices within a price range (the "Price Range") from U.S.$450 per U.S.$1,000 of principal amount to U.S.$650 per U.S.$1,000 of principal amount of Notes or Dollar Debt. Tender prices within the Price Range must be in integral multiples of U.S.$10.00. Pursuant to the modified dutch procedure, Acindar will accept Notes and Dollar Debt validly tendered (and not withdrawn) in the Offer in the order of the lowest to the highest tender prices specified or deemed to have been specified by tendering Holders within the Price Range and will select the single lowest price so specified that will enable the Company to purchase Notes and Dollar Debt for the Offer Amount, subject to the proration terms of the Offer and to the other terms and conditions described in the Offer. In addition, if a Holder validly tenders and does not validly withdraw Notes or Dollar Debt prior to April 25, 2003 (or such later date as extended by the Company in its discretion or otherwise in accordance with the terms of the Offer) (the "Early Tender Date") and the Offer is consummated and such Notes and Dollar Debt are purchased in the Offer, such Holder will be paid U.S.$50.00 per U.S.$1,000 principal amount of Notes or Dollar Debt tendered by such Holder (the "Early Tender Payment"). A Holder that validly tenders its Notes and Dollar Debt after the Early Tender Date will not be entitled to the Early Tender Payment. Notes and Dollar Debt tendered in the Offer may not be withdrawn unless the Company extends the Expiration Date (as defined below) to a date after June 9, 2003 or makes an amendment to the terms and conditions of the Offer that is, in the Company's reasonable judgment, adverse to any Holder that has tendered such Notes or Dollar Debt in the Offer.

         The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on any Notes or Dollar Debt that are tendered for purchase pursuant to the Offer.

         Acindar will pay soliciting dealers named in a qualifying Letter of Transmittal with respect to Notes or Dollar Debt as having solicited and obtained tenders from a Holder a retail solicitation fee of U.S.$5.00 per U.S.$1,000 of Notes or Dollar Debt tendered by such Holder and accepted in the Offer. The terms and conditions of payment of the retail solicitation fee are more fully described in the Offer to Purchase and related Letter of Transmittal.

         As of April 7, 2003, the total aggregate principal amount of Notes and Dollar Debt outstanding was U.S.$277 million, which includes U.S.$100 million aggregate principal amount of Notes (including Notes held by affiliates of the Company that will not be included in the Offer) and U.S.$177 million aggregate principal amount of Dollar Debt. The Offer will expire at 5:00 P.M. New York City time, on May 9, 2003 (the "Expiration Date"), unless the offer is terminated earlier or extended by the Company in its discretion or otherwise in accordance with the terms of the Offer.

         Consummation of the Offer is not conditioned on a minimum principal amount of Notes or Dollar Debt being tendered. However, the Company's obligation to accept for purchase, and to pay for, Notes and Dollar Debt validly tendered pursuant to the Offer is conditioned upon the satisfaction or waiver by Acindar, in its sole discretion, of certain conditions with respect to the Offer.

         Acindar is currently involved in ongoing discussions and negotiations with an ad hoc committee of its creditors (the "Committee") regarding the terms and conditions of a proposed restructuring of its financial indebtedness. The Offer is being made prior to the proposed restructuring. The final terms and conditions of such restructuring are not yet certain and may be modified or supplemented as a result of such ongoing discussions and negotiations. There is no assurance that a restructuring of Acindar's financial indebtedness will occur or, if so, that such restructuring will occur as presently contemplated by the Company.

THIS PRESS RELEASE IS NOT AN OFFER TO PURCHASE THE COMPANY'S NOTES OR DOLLAR DEBT IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER UNDER APPLICABLE SECURITIES OR BLUE SKY LAWS. THE SUMMARY OF THE TERMS OF THE OFFER TO PURCHASE CONTAINED HEREIN IS NOT COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OFFER TO PURCHASE. HOLDERS OF NOTES AND DOLLAR DEBT ARE ADVISED TO REVIEW THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL BEFORE MAKING A DECISION WITH REGARD TO TENDERING THEIR NOTES OR DOLLAR DEBT IN THE OFFER. TENDERS OF NOTES AND DOLLAR DEBT IN THE OFFER MAY ONLY BE EFFECTED IN ACCORDANCE WITH THE TERMS AND SUBJECT TO THE CONDITIONS CONTAINED IN THE OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL INCLUDING, WITHOUT LIMITATION, THE APPROVAL OF THE ARGENTINE CENTRAL BANK, IF REQUIRED, FOR THE CASH PAYMENTS TO BE EFFECTED IN CONNECTION WITH THE OFFER.

The Dealer Manager for the Offer is Credit Suisse First Boston LLC ("CSFB"). The Depositary for the Offer is JPMorgan Chase Bank. The Information Agent for the Offer is Georgeson Shareholder and its telephone numbers are North America:
Banks and Brokers Call: +1(212) 440-9800, toll - free (800) 368-2245 and Europe and Latin America: +39 06 42 171 777. You can also contact the Information Agent at acindarinfo@gscorp.com.

Additional information concerning the terms of the Offer, including all questions relating to the mechanics of the Offer, may be obtained by contacting the Information Agent or CSFB at +1 (212) 538-8474 or U.S. toll - free at (800) 820-1653.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ACINDAR INDUSTRIA ARGENTINA DE ACEROS S.A.
                                      (Registrant)



Date: April 11, 2003                  By: /s/ JORGE N. VIDELA
                                          -----------------------------
                                          Jorge N. Videla